Diamond Ranch
                                     Foods
                    555 West Street, New York, New York 10014
                (212) 807-7600 telephone (212) 807-7252 facsimile


February 6, 2006


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

ATTN:  Isa Farhat or Kathryn McHale

RE:      DIAMOND RANCH FOODS, LTD.
         AMENDMENT NUMBER THREE TO REGISTRATION STATEMENT ON FORM 10-SB FILED OCTOBER 26, 2005
         FILE NO. 000-51206


Dear Sir or Madam:

         This correspondence is submitted in response to your letter dated November 10, 2005 regarding the October 26, 2005 filing of Form 10-SB/A for Diamond Ranch Foods, Ltd. ("DFDR"). Please note that our document has been revised for re-filing pursuant to your comments and that additional disclosure is provided below:

Item 2 - Management's Discussion and Analysis or Plan of Operation

Cost of Sales and Gross Profit, page 10

1. Please refer to prior comment #4. Revise your discussion of year-over-year results to disclose what impairment factors existed during the year ended March 31, 2005 that caused you to conclude that your intangible assets related to the Steiger Meats acquisition needed to be written off. Please refer to paragraph 24 and Appendix E of SFAS 142.

         RESPONSE: THE CUSTOMER LISTS WERE PURCHASED ON SEPTEMBER 30, 2004, AT THAT TIME IT WAS DETERMINED THAT THE COST OF PROVIDING AN AUDIT WOULD BE COST PROHIBITIVE. THE AUDITORS DETERMINED THAT IT WAS BETTER TO TREAT THE CUSTOMER LIST AS AN EXPENSE ITEM RATHER THAN INCUR THE CONTINUING COSTS OF EVALUATING THE ASSET.

2. Please tell us how your auditors concluded that there was no value to the customer lists. Your disclosure on page 10 of your Form 10 contradicts this conclusion.

         RESPONSE: IT IS THE AUDITORS' OPINION THAT THE EXPENDITURES SHOULD BE TREATED AS A REFERRAL FEE RATHER THAN AN INTANGIBLE ASSET. DUE TO THE CONTINUING EXPENSE NECESSARY TO VALUE IT AS AN ASSET, THEY DECIDED TO TREAT IT AS AN EXPENSE ITEM.

Part F/S

General

3. Please revise to provide separate disclosure in the notes to the financial statements regarding your exchange note payable. Include the significant terms of the note in your disclosure.

         RESPONSE: THE FOOTNOTES HAVE BEEN REVISED TO SEPARATELY DISCLOSE THE EXCHANGE NOTE PAYABLE. PLEASE REFER TO FOOTNOTE 6.

Statements of Stockholders' Equity, page F-6

4. Please revise to reflect the related party loan balance as a separate column in your Statements of Stockholders' Equity.

         RESPONSE: THE STATEMENTS OF STOCKHOLDERS' EQUITY HAVE BEEN REVISED TO INCLUDE A SEPARATE COLUMN REFLECTING THE RELATED PARTY LOAN.

Note 9 - Stock Transactions, page F-18

5. Please tell us whether any of the 24,000,000 shares issued in the June 10, 2004 transaction were issued to employees or affiliates of the Company. In addition, please clarify the date of this transaction (on page 21 you refer to this transaction as occurring on June 3, 2004).

         RESPONSE: THE FOOTNOTES HAVE BEEN REVISED TO PROVIDE ADDITIONAL INFORMATION REGARDING THE STOCK ISSUANCE AND TO CORRECT THE DATE TO JUNE 3, 2004. NONE OF THE 24,000,000 SHARES THAT WERE ISSUED WERE ISSUED TO EMPLOYEES OR AFFILIATES OF THE COMPANY.

Note 11 - Sale of Subsidiary, page F-18

6. Please refer to prior comment #11. Revise to provide the disclosure required by paragraph 47 of SFAS 144 regarding the sale of your subsidiary. Address the following in your disclosure:

o Discuss the specific facts and circumstances of the sale, including whether this was the sale of a business or a sale of assets and whether this was a sale to a related party.

o                 Disclosure   the   method   used  to  value  the   assets  and
                  liabilities. Please frame your discussion in the context of paragraph 34 and 37 of SFAS 144.

         RESPONSE: FOOTNOTE 11 HAS BEEN REVISED TO PROVIDE THE ADDITIONAL INFORMATION REQUESTED REGARDING THE SALE OF THE SUBSIDIARY.

Form 10-QSB for the period ended June 30, 2005

General

7. Please amend your Form 10-QSB for the Period Ended June 30, 2005 and all future 1934 Act filings to address all comments issued in our Staff Comment Letters dated April 15, 2005 and June 9, 2005, as applicable.

         RESPONSE: THE FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2005 HAS BEEN AMENDED TO ADDRESS THE COMMENTS ISSUED IN THE STAFF COMMENT LETTERS DATED APRIL 15, 2005 AND JUNE 9, 2005, AS APPLICABLE.

8. Please revise based on the comments issued above, as applicable.

         RESPONSE: THE FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2005 HAS BEEN AMENDED TO ADDRESS ALL COMMENTS ISSUED IN THE STAFF COMMENT LETTER DATED NOVEMBER 10, 2005.

Balance Sheets

9. If appropriate, please change your financial statement line item "Convertible Debenture" to "Capital Lease Obligation". It appears as if your balance sheet line items are incorrectly titled.

         RESPONSE: THE BALANCE SHEET LINE ITEM HAS BEEN CHANGED TO ITS CORRECT TITLE OF "CAPITAL LEASE OBLIGATION" IN THE REVISED FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2005.

Statement of Cash Flows

10. Please revise the financing section of your statements of cash flows to present the following:

o Stock issued in exchange for the cancellation of debt as separate supplemental non-cash financing activities. Refer to paragraph 32 of SFAS No. 95.

         RESPONSE: THE STATEMENT OF CASH FLOWS IN THE FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2005 HAS BEEN REVISED TO PRESENT THE STOCK ISSUED IN EXCHANGE FOR THE CANCELLATION OF DEBT AS A SEPARATE SUPPLEMENTAL NON-CASH FINANCING ACTIVITY.

Liquidity

11. Please revise to specifically address the reasons for your current liquidity shortfall and future needs for cash to sustain operations. It is not appropriate to simply provide a recitation of the items in the cash flow statements.

         RESPONSE: THE LIQUIDITY AND CAPITAL RESOURCES SECTION IN THE FORM 10-QSB/A FOR THE PERIOD ENDED JUNE 30, 2005 HAS BEEN REVISED TO ADDRESS THE CURRENT LIQUIDITY SHORTFALL AND FUTURE NEEDS FOR CASH TO SUSTAIN OPERATIONS.


         Thank you for all courtesies and cooperation extended in this matter.


Very truly yours,

DIAMOND RANCH FOODS, LTD.



By:____/s/____________________________
         Joseph Maggio
         Chairman and CEO